Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31(1)

	2007	2006

A Net income as reported, Canadian GAAP ($ millions)	1,103.6	631.8
B Items adjusting net income ($ millions)	(42.1)	(6.0)
C Net income, US GAAP ($ millions)	1,061.5	625.8
D Weighted average number of shares outstanding	315,641,000	311,880,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,667,000	6,809,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,651,000	6,789,000

CANADIAN GAAP
Basic earnings per share (A/D)	3.50	2.03
Diluted earnings per share (A/(D+E))	3.40	1.98

UNITED STATES GAAP
Basic earnings per share (C/D)	3.36	2.01
Diluted earnings per share (C/(D+F))	3.27	1.96

(1)	Share and per-share data have been adjusted to reflect three-for-one stock split in May 2007.